TRANSGLOBE EXPANDS FOOTPRINT IN WESTERN DESERT OF EGYPT AND
ANNOUNCES RELEASE DATE OF FIRST QUARTER 2012 RESULTS, WEBCAST
AND CONFERENCE CALL

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 1, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces the signing of a Share Purchase Agreement (the “SPA”) with two United States based energy companies (collectively, the “Vendors”) to acquire the shares of their direct and indirect wholly owned subsidiaries which hold the Vendor’s Egyptian Assets (the “Acquisition”).

THE ACQUISITION:

TransGlobe announces the signing of the SPA to acquire the shares of a wholly owned Cayman Islands subsidiary of the Vendors (“EgyptCo”). EgyptCo’s subsidiaries hold a 50% non-operated working interest in the South Alamein concession and a 60% operated working interest in the South Mariut concession, both located in the Western Desert of the Arab Republic of Egypt (“Egypt”). This transaction is expected to close by early June 2012 and is subject to customary closing conditions.

TransGlobe cannot make assurances that it will successfully close the subject transaction. All dollar values are expressed in United States dollars unless otherwise stated.

The transaction highlights include:

  $15 million plus inventory, fixed assets and working capital
  All-cash deal, effective April 1, 2012
  50% working interest in the South Alamein concession, which combined with the previously announced Cepsa acquisition (June 29, 2011) will increase TransGlobe’s interest to 100%
  60% working interest and operatorship of the South Mariut concession
  Increase of 674,523 net exploration acres in Egypt’s prolific Western Desert
  Near term (100% operated) development project, of the Boraq 2 Oil Discovery in South Alamein
  Near term (60% operated) exploration well (Al-Azayem-1) in South Mariut
  Greatly expanded exploration opportunity base in the Western Desert
  Maps and additional information can be found on the Company’s website, starting May 3, 2012 at http://www.trans-globe.com/operations/egypt

South Alamein, Egypt (100% working interest, TransGlobe operated);
(SUBJECT TO CLOSING of the Acquisition and the Cepsa Transaction (as defined below) including the necessary Government approval)

On June 29, 2011, the Company announced it had entered into a Sale and Purchase Agreement to acquire Cepsa Egypt’s 50% operated working interest in the South Alamein concession for $3 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government (“Cepsa Transaction”). The deed of assignment was signed by the Egyptian General Petroleum Corporation (“EGPC”) on March 29, 2012 and is awaiting final approval by the Minister of Petroleum.

TransGlobe’s intended acquisition includes the remaining 50% non-operated working interest in the South Alamein concession. TransGlobe will assume operatorship and 100% working interest of the South Alamein concession upon closing both transactions, which is expected to occur in Q2 2012.

The South Alamein concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current gross size of this exploration concession is 1,423 square kilometers (355,832 acres) following a 25% relinquishment of non-prospective acreage on April 4, 2012, and moves the concession into the final 2 year exploration phase. The concession includes an oil discovery well, Boraq-2X. The primary Cretaceous zone tested at a rate of 800 to 1,323 bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test (DST). A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance but it is anticipated that the well should be capable of producing approximately 1,700 Bopd. Initial work by TransGlobe will focus on appraisal and development of the Boraq–2X oil discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital. An extensive 3-D seismic acquisition program was acquired over the entire South Alamein concession area. TransGlobe’s technical team has identified a number of leads on the remaining exploration acreage that are being progressed to drill-ready prospects. Drilling on these prospects could commence by end of 2012.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval following the closing of the Cepsa Transaction which is expected to occur in the Q2 2012.

South Mariut, Egypt (60% operated working interest);
(SUBJECT TO CLOSING of the Acquisition)

TransGlobe’s intended acquisition includes a 60% operated working interest in the South Mariut concession. The interest in the South Mariut concession is subject to waiver or non-exercise of the 40% working interest partner’s 30-day preferential right of purchase. The current gross size of this exploration concession is approximately 3,350 square kilometers (~828,000 acres). It is located in the Western Desert of Egypt and is onshore along the Mediterranean coast line, adjacent to prolific offshore hydrocarbon fields and southwest of the city of Alexandria. The southern boundary of the South Mariut concession is approximately 20 kilometers north of the South Alamein concession. The South Mariut concession is in the first, three-year extension period which expires on April 5, 2013. A further two-year extension is available under the production sharing contract.

The concession joint venture partners have acquired over 1,200 square kilometers of 3-D seismic over the original area and executed several studies supporting the prospectivity of the South Mariut concession area. The joint venture partners have approved (subject to rig availability) a $9.6 million exploration well (Al-Azayem -1) for 2012. The partners have received all the necessary well permit approvals and are in discussion with several contractors to supply a 2,000 horsepower drilling rig. The well is targeting several stacked horizons with four-way closures identified on 3-D seismic, with total depth expected at approximately 14,500 feet in Jurassic-aged strata. TransGlobe has internally estimated a combined undiscovered 236 million barrels of Petroleum Initially in Place on a probabilistic P-mean basis for this prospect.

The South Mariut concession production sharing terms are as follows: cost oil of 35%, sharing of profit oil with 18% to the Contractor, 82% to the Government of Egypt, with 100% excess cost recovery oil to the Government. Capital investments are amortized over five years and operating costs are fully recovered in the quarter incurred and paid. All taxes and royalties are paid out of the Government’s share of profit oil.

Q1 2012 RELEASE DATE, WEBCAST AND CONFERENCE CALL

TransGlobe also announces its first quarter 2012 financial and operating results to be released on Monday, May 7, 2012 prior to the opening of the stock markets. A conference call and webcast to discuss the results will be held the same day:

Time:	9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)
Dial-in:	(416) 340-2216 or toll-free at 1(866) 226-1792
Webcast:	http://events.digitalmedia.telus.com/transglobe/050712/index.php

Shortly after the conclusion of the call, a replay will be available by dialing (905) 694-9451 or toll-free at 1(800) 408-3053. The pass code is 3340633. The replay will expire May 14, 2012 at 11:59 p.m. Eastern Time. Thereafter, a copy of the call can be accessed on TransGlobe’s website at www.trans-globe.com. TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto

Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com